January 12, 2009

United States Securities and Exchange Commission
Washington D.C. 20549-0405
Mail Stop 3561

RE:	Transworld Benefits International, Inc
Item 4.01 8-K Field December 31, 2008 File No. 000-32673

Gentlemen,

This letter is our response to your comment letter dated January 2, 2009 regarding the above referenced filing.

Item 1 – The dates in disclosure paragraph (b) have been changed to refer to the two most recent years and subsequent interim period.

Item 2 – The dates in disclosure paragraph (d) have been changed to refer to the two most recent years and subsequent interim period.

Item 3 – Enclosed with this amended filing is the De Leon & Company P.A. response to this amended filing.

TransWorld Benefits International, Inc. acknowledges:

We are responsible for the adequacy and accuracy of the disclosures in the filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

We may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TransWorld Benefits International, Inc.

By: /s/ Charles Seven
Charles Seven
President and Chief Executive Officer